Exhibit 11.1.

                        CCC Globalcom Corporation
                   Schedule of Weighted Average Shares


                                         2000        1999

Weighted average shares:
      Issued common shares            31,384,000   3,061,000
                                     -----------  -----------
Total weighted average per share      31,384,000   3,061.000
                                     ===========  ===========


















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